UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number 001-34175

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)

N.A.
(Translation of registrant’s name into English)

COLOMBIA
(Jurisdiction of incorporation or organization)

Carrera 13 No. 36 – 24
BOGOTA – COLOMBIA

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Ecopetrol reinvents itself to compete in the world based on value generation and sustainability

Efficient barrels are main focus of Ecopetrol's new strategy

•	Harmonious development of our business segments: profitable growth in Exploration and Production; maximization of efficiencies in Transportation and Refining

•	Exploration: new exploratory doctrine, focused on high potential basins such as offshore Colombia and the Gulf of Mexico, contributing to a continuous and sufficient reserves growth

•	Production: prioritizing efficient barrels, without volumetric targets, and generating value based on an increase of our recovery factor, our unique knowledge of the Colombian environment and a highly developed resource base

•	Efficiency and sustainability in transportation and refining: aggressive transformation program within the company to increase our efficiency and reduce our costs. Production of clean fuel for Colombia in an environmentally sound manner

•	Financial discipline: profitable investments; moderate debt consistent with our current credit rating; divestment of non-strategic assets; procurement optimization; and timely payments to our suppliers

•	Labor welfare and social peace: achievement of an environment that promotes personal and professional growth and, in harmony with labor unions and contributing to the development of local communities and other interested groups where we operate

•	Infrastructure, physical and personal safety: fulfillment of international HSE standards and protection of our staff and infrastructure from aggressions and intimidation

•	Cultural transformation: based on our principles of integrity, collaboration and creativity, and ensuring the observance of our Code of Ethics by all of our employees

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announces that its Board of Directors approved a new corporate strategy aimed at guaranteeing the company's long-term sustainability, in which value generation based on efficient barrels and shareholder return become a priority.

Within a complex international price environment, the new strategy defines that Ecopetrol will be focused on oil and gas exploration and production, while seeking operational excellence in transportation, refining and petrochemical areas. The strategy also pursues the achievement of structural efficiencies, to allow the Group to increase its competitive levels in order to reach the best international standards.

In exploration, the Ecopetrol Group will build a portfolio that is robust and diversified, focused on high potential basins in Colombia and abroad, which is designed to increase significantly the Group’s contingent resources and reserves. In addition, the exploratory team based in Houston and Bogota will be strengthened by the addition of world-class human talent with proven track record.

In production, Ecopetrol will be focused on efficient barrels production, in major profitable fields, while carrying out a comprehensive program to increase the recovery factor. It will seek to increase average annual production between 1% and 2%, reaching a total of approximately 870 thousand barrels of oil equivalent per day by 2020, with an EBITDA target of more than US$30 per barrel in a price scenario for Brent crude of between US$70 and US$80 per barrel.

As for the company's reserves, the objective is to increase proved reserves by 1,700 million barrels of oil equivalent by 2020.

In the transportation segment, the company will dedicate its efforts to increase efficiency in order to achieve international operating standards. The plan includes Cenit´s consolidation, the affiliate that will ensure the transportation of national crude, with a special focus on heavy crudes, as well as transportation of refined products for the Colombian market.

In refining and petrochemical, the strategy contemplates the start-up of the new Cartagena refinery during the last quarter of 2015, execution of an ambitious efficiency plan that will improve the competitiveness of existing assets and the promotion of the necessary regulatory conditions to ensure the business's profitability within a framework of financial self-sustainability.

Ecopetrol will focus on profitable investments, at an average estimated level of US$6,000 million per year through 2020, oriented toward high value projects that contribute to the execution of the new strategy.

The company will prioritize the protection of available cash for its operations, maintaining its access to local and international capital markets in competitive conditions. The preservation of business and finance metrics that credit rating agencies consider will be a priority to maintain our current credit rating.

The company will continue its program to divest non-strategic assets, as announced with regard its stake in EEB and ISA, among others, as well as non-strategic exploration and production assets.

The strategy is based on producing efficient, clean and profitable barrels, which generate returns for our shareholders, interested groups and Colombians. The perspective toward 2020 will be to attempt to double the 2014 return on capital employed.

To support its strategy, in the beginning of 2015, Ecopetrol initiated a transformation plan that provides structural efficiencies to obtain annual savings close to US$1,000 million in the period 2015-2020. This plan contemplates fundamental changes within the company, including its business, project management and technology segments as well as relationship with local communities and active portfolio management.

The plan also provides a cultural transformation that encourages and promotes the attainment of results and is based on the principles of integrity, collaboration and creativity.

Ecopetrol will prioritize innovation and knowledge generation. In the new strategy, technology and information systems will be focused on leveraging key business projects, especially in exploration and production.

The Ecopetrol Group is committed to production with zero accidents and environmental incidents, with a solid regional presence, prompt decision-making, with satisfied and committed employees, and a harmonious, mutually beneficial relationship with local communities.

Ecopetrol's new strategy and the transformation plan that supports it, have as their goal the company's reinvention in order to successfully compete in a challenging international environment.

Ecopetrol will host a conference call and webcast on May 26th, 2015 in order to present the new strategy.

Conference Calls Details

English 2:00 p.m. Bogota 3:00 p.m. New York / Toronto US Dial In #: 844 452 6829 International Dial In #: 760 666 3613 Local Colombia Dial In #: 01800 913 0176 Passcode: 50234052	Spanish 3:30 p.m. Bogota 4:30 p.m. New York / Toronto US Dial In #: 844 452 6829 International Dial In #: 760 666 3613 Local Colombia Dial In #: 01800 913 0176 Passcode: 50229634

The presentation will be available on Ecopetrol’s website on May 26, 2015 before markets open.

The webcast will be available on Ecopetrol’s website (www.ecopetrol.com.co) and at the following links:

http://edge.media-server.com/m/p/n58mjjj8 (English)

http://edge.media-server.com/m/p/mfbyaerg (Spanish)

Please test the proper operation of the webcast in your browser ahead of time. We recommend using the latest versions of Internet Explorer, Google Chrome or Mozilla Firefox.

Bogota - Colombia, May 26, 2015

Ecopetrol is the largest company in Colombia and is an integrated oil and gas company; it is among the top 40 oil companies in the world and among the top four oil companies in Latin America. Besides Colombia – where it generates over 60% of the national production – it has exploration and production activities in Brazil, Peru, the US (Gulf of Mexico) and Angola. Ecopetrol owns the largest refinery in Colombia, most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil and gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, Ecopetrol’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

Contacts:

Head of Corporate Finance and Investor Relations (a)

María Catalina Escobar Hoyos

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Fax: +571-234-4480

E-mail: mauricio.tellez@ecopetrol.com.co

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ Magda Manosalva
Name:	Magda Manosalva
Title:	Chief Financial Officer

Date: May 25, 2015